American Studios Inc. logo

                               December 23, 1996

Dear Shareholder:

     We are pleased to report that on December 17, 1996, American Studios, Inc. entered into an Agreement and Plan of Merger with PCA International, Inc. and one of its subsidiaries, ASI Acquisition Corp., which provides for the acquisition of American Studios common stock at a price of $2.50 per share in cash. Under the terms of the agreement, ASI Acquisition will commence a tender offer for all outstanding shares of American Studios common stock at $2.50 per share. Subject to successful completion of the tender offer, and satisfaction of certain conditions in the agreement, ASI Acquisition will be merged into American Studios and all shares not purchased in the tender offer (other than shares held by PCA, ASI Acquisition, or ASI, or any of their respective subsidiaries, or dissenting shareholders) will be converted into the right to receive $2.50 per share in cash in the merger.

     Your Board of Directors has unanimously approved the offer and determined that the terms of the offer and the merger are fair to and in the best interests of ASI shareholders. Accordingly, the Board of Directors unanimously recommends that all ASI shareholders accept the offer and tender their shares.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors. These factors included the opinions of Croft & Bender LLC and The Robinson-Humphrey Company, Inc., investment bankers and financial advisors to American Studios, that the consideration of $2.50 per share to be received by shareholders pursuant to the offer and the merger is fair to shareholders from a financial point of view.

     Accompanying this letter is a copy of the Company's
Solicitation/Recommendation Statement on Schedule 14D-9. Also enclosed is ASI Acquisition's Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to read the enclosed materials carefully.

     The management and directors of American Studios thank you for the support you have given the Company.

     On behalf of the Board of Directors,

                                          Sincerely,

                                          /s/ J. Robert Wren Jr.
                                          J. Robert Wren, Jr.
                                          Chief Executive Officer and President

 11001 PARK CHARLOTTE BLVD., POST OFFICE BOX 410609, CHARLOTTE, NC 28241 (704)
                                    588-4351